SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

January 7, 2014

VIA ELECTRONIC FILING

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Valerie Lithotomas, Esq.

Re:       Sentinel Group Funds, Inc. Proxy Statement (File No. 811-00214)

Dear Ms. Lithotomas:

On behalf of Sentinel Group Funds, Inc. (the “Corporation”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934 (the “1934 Act”) is the Corporation’s definitive proxy statement (the “Proxy Statement”).

The comments set forth below were provided by the Commission’s staff to Carol Whitesides of Sidley Austin LLP via a telephone conference with Valerie Lithotomas on December 18, 2014 (the “Comments”).  We have discussed the staff’s Comments with representatives of the Corporation.  The Proxy Statement being filed incorporates disclosure addressing the staff’s Comments and includes certain non-material updating and other revisions.

General

1.                  Comment:  Please explain the history relating to the aggregation of assets for determination of the advisory fee for the Government Securities Fund and the Low Duration Bond Fund.

Response:  For more than 20 years, the Sentinel Funds complex has had an aggregate fee structure for many of its funds pursuant to which certain of the equity funds’ assets were aggregated for purposes of determining the applicable advisory fee rate for those funds and certain of the fixed income funds’ assets (including the assets of the Government Securities Fund) were aggregated for purposes of determining the applicable advisory fee rate for those funds.  When the Low Duration Bond Fund (f/k/a the Short Maturity Government Fund) was acquired in 1995, it was added to the group of fixed income funds whose assets were aggregated for advisory fee purposes, bringing the total number of funds in this grouping to five.  Three of those fixed income funds have since been reorganized into other funds, leaving only the Government Securities Fund and the Low Duration Bond Funds with the aggregated fee structure.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

In 2005, after a proxy solicitation, shareholders of the equity funds whose assets were at that time aggregated for purposes of determining the applicable advisory fee rate approved amendments to the applicable advisory agreement to implement new advisory fee schedules in which their assets would not be aggregated for purposes of determining the applicable advisory fee rate.  Currently, the Government Securities Fund and the Low Duration Bond Fund are the only funds in the Sentinel complex whose assets are aggregated for purposes of determining the applicable advisory fee rate.

Frequently Asked Questions

2.                  Comment:  Relating to the question on page 2 of the Q&A re: “What is the effect of changing a Fund’s investment objective from fundamental to non-fundamental?”, please indicate that if the Proposal is approved, shareholders will no longer have the ability to prevent changes to the investment objectives that they do not agree with.

Response:  The first sentence of the answer has been modified to read (new language is underlined): “As a non-fundamental investment objective, a Fund’s investment objective would be able to be changed by the Board of Directors of the Corporation upon 30 days’ notice to Funds shareholders, and the shareholders of that Fund would not have the ability to prevent the change in investment objective.”

Proxy Statement

3.                  Comment:  On page 14, in the proposed new fundamental policy, there is a reference to “or other authority of competent jurisdiction”.  Please explain the meaning of this reference .

Response:  This language is intended to provide flexibility for changes that may occur in the future relating to the appropriate authority to provide interpretations, etc.

4.                  Comment:  On page 20, with respect to Proposal 2G, does the reference to “or other authority of competent jurisdiction” include the CFTC?

Response:  The phrase “other authority of competent jurisdiction” could include the CFTC if an interpretation, etc., of the CFTC is applicable to the Fund at that time.

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5.                  Comment:  Proposal 2H relating to the elimination of outdated fundamental policies should be “un-bundled” so that shareholders can vote relating to the elimination of individual policies.

Response:  The Corporation has “un-bundled” Proposal 2H to subject the elimination of each applicable fundamental policy to a separate vote.

6.                  Comment:  Under “Additional Information About Eliminating The Restriction On Purchasing Illiquid Securities” on page 23, please change the reference to “interpretation” (in the parenthetical in the second sentence) to reference “restrictions”.

Response:  The requested change has been made.

7.                  Comment:  With respect to the disaggregation of the assets of the Government Securities Fund and the Low Duration Bond Fund for purposes of the determination of the applicable advisory fee, explain the circumstances, if any, where the new arrangement would be unfavorable for shareholders of a Fund.

Response:  The Corporation indicates that it expects, based on current asset levels of the two Funds, that the advisory fee applicable to both Funds will decrease from the current effective advisory fee as a result of the amendment to the advisory agreement; however, there could be circumstances where, with the benefit of aggregation with the other Fund under the existing advisory agreement, one Fund would be subject to a lower advisory fee under the current fee structure.  This would occur, for example, if one Fund’s net assets were significantly larger than the other Fund’s net assets.  For instance, if one Fund had $2 billion in net assets, and one Fund had $330 million in net assets, the effective advisory fee for both Funds under the current fee structure would be 0.43%.  Under the proposed advisory agreement amendment, the larger Fund’s effective advisory fee would decrease to 0.39%, and the smaller Fund’s effective advisory fee would increase to 0.45%.

8.                  Comment:    On page 40, please clarify the disclosure to indicate that if only one Fund approves the Proposal, the new fee schedule will apply to that Fund

Response:  The following sentence replaces the first paragraph under “What happens if shareholders do not approve Proposal 3?”:

“The Revised  Fee Structure will only take effect with respect to the Government Securities Fund or the Low Duration Bond Fund if that Fund’s shareholders approve Proposal 3.  If the shareholders of one Fund approve Proposal 3 but the shareholders of the other Fund do not, the Revised Fee Structure will take effect only with respect to the Fund whose shareholders approved Proposal 3, and the current fee structure will remain in place for the Fund whose shareholders did not approve Proposal 3.  If neither Fund’s shareholders approve Proposal 3, then the current fee structure will remain in place for both Funds.”

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Please direct any communications relating to this filing to the undersigned at (212) 839-7316.

                                                                                    Very truly yours,

                                                                                    /s/  Carol J. Whitesides

                                                                                    Carol J. Whitesides